There are a total of 12 pages contained in this manually signed original and any exhibits or attachments hereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02044298

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934



For the month of June 2002

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

40 Aluf David Street, Ramat-Gan 52232 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Annual Report for Year ended December 31, 2001.
2. MER Telemanagement Solutions Ltd. Proxy Statement for Annual General Meeting to be held July 26, 2002.
3. MER Telemanagement Solutions Ltd. Proxy Card.

Item 1



MER Telemanagement Solutions Ltd. annual report 2001

calling on proven strength

calling on proven strength

MTS is a pioneer and world leader in Telemanagement systems for the corporate world. With over 60,000 of its TABS Telemanagement systems installed worldwide, MTS enjoys customer confidence and recognition of the benefits delivered by its innovative technologies.

Our worldwide presence gives us unique insights into customer needs and preferences, which we incorporate into a steadily expanding family of TABS systems. Our global marketing efforts are supported by our subsidiaries, OEMs, including Siemens, Philips, Ericsson, Lucent EMEA, and other distribution channels.

contents

financial highlights

letter to the shareholders

market-driven solutions deliver measurable results

reaching out to identified markets

financial highlights

Statement of income data

	Year ended December 31,				(in thousands, except per share data)
Statement of income data	1997	1998	1999	2000	2001
Revenues	$10,012	$11,118	$12,780	$11,067	$10,725
Gross profit	$ 6,749	$ 6,922	$ 9,643	$ 8,225	$ 8,173
Research and development, net	$ 1,911	$ 2,657	$ 3,491	$ 4,039	$ 3,562
In process research and development write-off	$ –	$ –	$ –	$ 945	$ –
Operating income (loss)	$ 1,319	($ 1,548)	$ 373	($ 3,457)	($ 2,243)
Net income (loss)	$ 1,288	($ 1,477)	$ 4,492	($ 1,271)	($ 2,554)
Diluted earnings (loss) per share	$ 0.31	($ 0.31)	$ 0.94	($ 0.264)	($ 0.53)
Average number of shares	4,133	4,691	4,691	4,867	4,826

Balance sheet data

	Year ended December 31,				(in thousands)
Balance sheet data	1997	1998	1999	2000	2001
Working capital	$ 9,757	$ 8,586	$13,701	$10,342	$ 9,060
Total assets	$16,922	$15,889	$21,615	$21,812	$18,095
Long-term debt	$ 18	$ 12	$ 8	$ 84	$ 13
Shareholders' equity	$14,427	$ 12,972	$17,557	$16,497	$13,856


Chaim Mer Chairman of the Board


Shai Levanon President and CEO

dear shareholders

2001 was a challenging year for virtually every economy, and MTS's markets were no exception. From major concerns to small businesses, companies were affected by the global recession. Further impacted by the tragic events of September 11th, corporate spending was slashed and many procurement plans were put on hold. Downsizing to meet harsh new realities became de rigeur. We succeeded in overcoming some of these difficulties, expanding our presence in the U.S. market, assisted no doubt by the experience and drive of the employees of IntegraTRAK Inc., a subsidiary that we acquired in April 2000. The U.S. accounted for over 60 percent of our revenues in 2001 and continues to offer excellent opportunities for growth, albeit at a slower pace than in the past. We are satisfied that our products address a broad market: from low to high-end. We established a strong management in the U.S. and our management in Israel works closely with the new team. In Europe, we are also involving management more closely in our operations as we seek to capitalize on our position in the market.

results

We succeeded in great measure in maintaining our sales level in 2001 compared to 2000. In 2001, revenues totaled $10.7 million, including $7.8 million from sales and $2.9 million from services, as compared with total revenues of $11.1 million for 2000.

Total operating expenses for 2001 were $10.4 million, down from $11.7 million for the prior year. For the full year, our net loss was $2.6 million, or $0.53 per share as compared to a net loss of $1.27 million in 2000. Our loss for 2001 includes a one-time capital loss of $741,000 arising from our holdings in the securities of NICE Systems Ltd., which were acquired in connection with our sale of STS Software Systems Ltd. to NICE.

Despite the difficulties that we encountered in 2001, we succeeded through vigorous downsizing in maintaining our cash reserves. Our cash and cash equivalents, including marketable securities and short-term bank deposits, stood at $10.03 million at December 31, 2001.

new chief executive officer

In July 2001, Shai Levanon took over as President and CEO of MTS succeeding Amir Rosenzweig who resigned to pursue other interests. Shai previously served as CEO of Cellonet Interactive Mobile Commerce, Vice President for Marketing & Sales of AVT, a publicly traded company in Europe, Vice President Sales for NICE Systems Ltd, traded on Nasdaq, and as International Marketing Manager for Orisol. Shai holds a B.Sc. in Electronic Engineering from Tel Aviv University.

realigning marketing

In 2001, the tide of convergence that had been projected for corporate telecom resources did not materialize. As companies faced some of their most difficult challenges in a decade, convergence, like other anticipated futuristic changes, such as Voice over IP (VoIP), were slowed down considerably. While certain companies moved ahead, the majority took a "let's wait and see" attitude. The cutbacks and frozen budgets in the corporate world had a strong impact on vendors of next-generation equipment. Both corporations and vendors were forced to focus their efforts on controlling the costs of existing resources, while avoiding the uncertain territory of emerging technologies. The market share of sales of Private Branch Exchange (PBX) equipment, well rooted in the corporate world, strengthened, and our TABS.IT products continued to meet the needs of this market.

We also had to reconsider our marketing strategy and acted swiftly to respond to market trends, both adverse and positive. There was active demand for our TABS.IT Telemanagement system for small-to-large businesses. Our veteran TABS family, with over 60,000 installations worldwide, has an excellent reputation, and in these troubled times, many customers sought "safe" solutions. TABS.IT incorporates upgraded versions of our widely accepted technology for monitoring an organization's telecommunications usage and expenses. We are integrating some of the features of IP.TRAK into TABS.IT as optional modules, giving our customers the best of two worlds: proven technology with state-of-the-art enhancements. Our latest version of TABS.IT incorporates important feedback from customers in the U.S. and was introduced in January 2002. This product delivers extensive data capabilities in addition to voice, enabling each customer to benefit from a perfect fit when we customize the solution to their organization's requirements.

expanding presence

We are committed to the European market and strengthened our presence in 2001 through extensive sales by OEMs and distributors. We believe that maintaining close relationships with our channels, following our U.S. model will add more drive and vigor to our sales efforts. We continued to maintain our long-standing relationships with key strategic partners in Europe, such as Siemens, Philips, Ericsson, and Lucent EMEA.

We intend to expand our diversified marketing channels, ranging from fully-owned subsidiaries to OEM relationships to distributorships.

looking ahead

The coming year is not expected to be an easy one. We will continue our strategy of containing costs and leveraging proven market successes to meet clearly stated market demands. We have confidence that MTS, a pioneer in its field, can hold its own in these challenging times and reap the rewards of improved market conditions when they arrive.

Our employees have been called upon to make considerable sacrifices in a year of downsizing and cutbacks. We are proud that our strong core of employees is totally committed to our vision and in harmony with our strategy. We thank them, our customers and shareholders for their continuing confidence in our future.



Chaim Mer
Chairman of the Board



Shai Levanon
President and CEO

enables charging cost to user

provides real-time picture of usage

market-driven solutions deliver measurable results

One of the proven ways for a cost-conscience business to reduce expenditures is to manage communication resources. MTS is ideally positioned to meet this need.

TABS.IT

TABS.IT provides in-depth knowledge, enables a higher level of optimization, and delivers centralized control over telecom network usage. Collecting data from the customer's Private Branch Exchange (PBX), TABS.IT organizes and analyzes the information, generating a variety of reports, statistics and graphs regarding telephone resources usage and performance. TABS.IT is the perfect solution for businesses and enterprises wishing to increase the cost-effectiveness and control of their telecommunications network.

Special modules enable hotels, shared tenant buildings, hospitals, universities and service bureaus to resell communications services by employing simple, yet efficient, mark-up formulas. TABS.IT is also the solution of choice for law firms, accounting firms, and other professional consulting organizations that require accurate client billing for telephone conversations.

enables a higher level of optimization

reduces maintenance costs

cuts communication costs



TABS.IT available with optional modules

Web Access is a browser-based application for generating reports and configuring organization layout over the web. This is a particularly effective solution with multi-site installations, enabling remote control over broad geographic territories.

VoIPTABS agent supports Voice-over-Internet Protocol (VoIP), delivering the same tracking, pricing and reporting features provided for traditional telephony.

eTABS collects data from exchange servers and gathers statistics about the number and file size of e-mails.

wTABS collects usage data from firewalls and generates reports for monitoring Web or FTP site activity.

Directory Exchange updates TABS.IT with the company's hierarchal directory data.

Tie Line Reconciliation (TLR) calculates the actual costs of calls routed over private tie lines and assigns charges to the originating extension.

PMSi is a real-time interface for hotel front offices, hospitals or university systems that can post call charges to the user's bill.

WinTRAK

The WinTRAK family of products is IntegraTRAK's Telemanagement solution, which has been sold in the U.S. market since 1985. WinTRAK is one of the leading Telemanagement and call accounting solutions in the North American market.

IP.TRAK

IP.TRAK allows IT managers to track bandwidth usage, across their converged IP networks. Designed for large, multi-site companies and Virtual Private Networks (VPNs), IP.TRAK provides a single administration point for monitoring and controlling all voice, data and video communications.

TRAK View

TRAK View, detects, troubleshoots and prevents faults to support uninterrupted operations and to optimize system performance for networks. TRAK View is a multi-user system that tracks alarms in real-time even at remote sites. It reduces service technician dispatches and ensures more efficient maintenance of remote elements.

provides a real-time picture of usage

manages communication resources

enables charging costs to users

TABS.IT

generating reports

remote control over broad geographic territories

cuts communication costs



reaching out to identified markets

MTS solutions are installed in more than 60 countries and in 22 languages. This expansive presence serves as a unique channel for feedback and "wish lists" from customers. We strive to build long-term relationships with our customers, by offering responsiveness, a quality solution and dedicated, professional service.

Our marketing activities are carried out through several channels. Subsidiaries such as MTS IntegraTRAK in the U.S., represent a sterling reputation and wide reach. Our marketing offices in Hong Kong, Brazil and Israel market directly or together with distributors, to customers in these regions. Distributorship agreements with established system integrators, build on an existing base of customers. Strategic alliances, OEMs and partnerships enable our solutions to be offered as part of telecommunications and next generation PBX management platforms.





The following discussion, as well as other sections of this Annual Report, contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "understand" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.

The following discussion and analysis should be read in conjunction with our Financial Statements and notes thereto included elsewhere in this Report.

Revenues consist primarily of product sales and revenues from services, including service center income, project development, maintenance and support. Revenues decreased 3.6% to $10.7 million in 2001 from $11.1 million in 2000 as a result of the global recession and the decline in worldwide sales of telecommunication products, especially PBX systems. In 2001, our wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for 61.0% of our total revenues.

Cost of revenues consists primarily of (I) production costs (including hardware, media, packaging, freight and documentation); (II) amortization of capitalized software; (III) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist, or OCS) and (IV) warranty and support costs for up to one year for end-users and for up to 18 months for distributors. Cost of revenues decreased 9.0% to $2.55 million in 2001 from $2.8 million in 2000, principally as a result of the overall decrease in sales and the overall increase in sales of software products that have a lower cost than products with hardware components.

gross profit as a percentage of revenues, increased slightly to 76.2% in 2001 from 74.3% in 2000. We expect that our gross margin will fluctuate on a quarterly basis due to the changing nature of our sales and the timing of product introductions.

Selling and marketing expenses consist primarily of costs relating to promotion, advertising, trade shows and exhibitions, compensation, sales support, and travel expenses. Selling and marketing expenses increased insignificantly by 1% to $4.9 million in 2001 from $4.85 million in 2000. In 2001, we were able to maintain our sales to existing OEM customers and also succeeded to reach agreements with new strategic partners. During 2001, we increased our overseas marketing efforts, particularly in the U.S. where we improved our marketing deployment in the U.S. market through our wholly owned subsidiary, MTS IntegraTRAK. We believe that in 2002 our selling and marketing expenses for our current products will be very similar to 2001.

Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related costs. Grants from the OCS are applied as reductions to total research and development costs. Net research and development costs decreased 11.0% to $3.56 million in 2001 from $4.0 million in 2000, as a result of a downsizing process that we implemented during the last quarter of 2001. We received royalty-bearing grants totaling $990,000 in 2001 from the OCS as compared to $1.25 million in 2000 and we do not expect to receive any grants during 2002. We did not capitalize any software development costs in either 2001 and 2000.

General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel and office maintenance and administrative costs. General and administrative expenses increased 4.9% to $1.94 million in 2001 from $1.85 million in 2000, principally as a result of the inclusion of a full year of expenses associated with IntegraTRAK, that we acquired in April 2000, and costs associated with the recruitment of certain new management personnel during 2001.

Financial expenses consist primarily of interest expense on bank debt and foreign currency translation adjustments. As a result of interest income earned on the remaining proceeds from our initial public offering, the sale of our wholly owned subsidiary, STS Software Systems Ltd. to NICE Systems Ltd. and the sale of our office condominium space on Fifth Avenue in New York, we recorded financial income of $138,000 in 2001 as compared to financial income of $374,000 in 2000. This decrease was principally due to lower interest rates in both the U.S. and in Israel during 2001 and the fluctuation of different currencies against our reporting currency, the U.S. dollar.

During November 2000, we sold our office condominium space in New York City for $2.1 million. We reported a capital gain of $1.2 million from the sale and the tax liability resulting from the sale was approximately $201,000.
During 2001 we recorded a one-time capital loss of $741,000 ($606,000 after tax) from a permanent value depreciation of the NICE Systems Ltd. securities that we acquired as part of the consideration we received from the sale of STS Software Ltd. to NICE Systems Ltd.

In 2001 our taxes on income was $16,000 as compared to a tax benefit of $155,000 in 2000. The tax benefit in 2000 was principally attributable to deferred tax losses that we recognized and is net of the capital gains tax we incurred in connection with the sale of our condominium space in New York City.

We recognize income and loss from the operations of our 50%-owned affiliate, Jusan S.A. and our 19% investment in Silverbyte (50% until July 2000). In July 2000, we sold a 31% interest in Silverbyte and since that date our investment has been accounted for according to the cost method and we no longer recognize any equity income or loss. In 2001, we recognized income of $221,000 from our affiliate, Jusan S.A. and in 2000 we recognized income of $66,000 from our equity interests in both of these affiliates.

In 2001 we recorded a net loss of $2.6 million or $(0.53) per ordinary share on a fully diluted basis after the one-time capital loss of $741,000 relating our securities holdings in NICE Systems Ltd. as compared to a net loss of $1.27 million or $(0.26) per ordinary share on a fully diluted basis for the year ended December 31, 2000. Our net loss in 2000 includes a one time in write-off of $945,000 of in-process research and development expenses in connection with our acquisition of IntegraTRAK.

Revenues decreased 13.3% to $11.1 million in 2000 from $12.8 million in 1999, principally as a result of the overall decline in the worldwide sales of PBX systems.

Cost of revenues decreased 10.0% to $2.8 million in 2000 from $3.1 million in 1999, principally as a result of the overall decrease in sales and the overall increase in sales of software products that have a lower cost than products with hardware components.

decreased slightly to 74.3% in 2000 from 75.5% in 1999. Our gross margin fluctuates due to the changing nature of our sales and the timing of product introductions.

Selling and marketing expenses increased 17.0% to $4.9 million in 2000 from $4.2 million in 1999 as a result of our increased marketing investments overseas, including the acquisition of a U.S. marketing platform in order to increase our marketing capability in the U.S.

Net research and development costs increased 14.0% to $4.0 million in 2000 from $3.5 million in 1999, as a result of our investment in our U.S subsidiary and the increased expenses associated with the development of new products. We received royalty-bearing grants from the OCS totaling $1.25 million in 2000 as compared to $1.4 million in 1999. We did not capitalize any software development costs in 2000 or 1999.

General and administrative expenses increased 19.0% to $1.8 million in 2000 from $1.6 million in 1999, principally as a result of the acquisition of IntegraTRAK.

As a result of the acquisition of the operations and research and development of IntegraTRAK, we recorded a one-time in - process research and development write-off of $945,000.

As a result of interest income earned on the remaining proceeds of our initial public offering, the sale of our 100% owned subsidiary, STS Software Systems Ltd., to NICE Systems Ltd. and the sale of our office condominium space in New York City, we recorded financial income of $374,000 in 2000 as compared to financial income of $35,000 in 1999.

In December 1999, we sold STS Software Systems Ltd. to NICE Systems Ltd. for $4.7 million and warrants to purchase 50,000 NICE ordinary shares at an exercise price of $40.00 per share.

During November 2000, we sold our office condominium space, located in New York City for $2.1 million. We recorded a capital gain of $1.2 million from the sale and the resulting tax liability was approximately $201,000.

In 2000 our tax benefit was $155,000 as compared to a tax expense of $1.3 million in 1999. The tax benefit in 2000 was principally attributable to deferred tax losses that we recognized and is net of the capital gains tax we incurred in connection with the sale of our condominium space in New York.

We recognize income and loss from the operations of our 50%- owned affiliate, Jusan S.A., and our 19% investment in Silverbyte (50% until July 2000). In 2000, we recognized income of $66,000 and in 1999 we recognized income of $211,000 from our equity interests in these two affiliates.

For a period in 1998 we recognized the minority shareholders' interest in the income of STS Software Systems Ltd., our then 69.33%-owned subsidiary. In September 1998, we acquired the remaining 30.66% interest in STS Software Systems Ltd. that we subsequently sold. We did not recognize any shareholders' interests in 2000 or 1999.

We incurred a net loss of $1.27 million or $(0.26) per ordinary share on a fully diluted basis for the year ended December 31, 2000, primarily as a result of the one-time in-process research and development write off of $945,000 associated with our acquisition of IntegraTRAK, as compared to net income of $4.5 million or $0.94 per ordinary share for the year ended December 31, 1999. Our net loss in 2000 was also attributable in part to increased marketing and research and development efforts.

On December 31, 2001, we had $6.0 million in cash and cash equivalents, $1.9 million in short-term bank deposits, $2.1 million in marketable securities and working capital of $9.1 million as compared to $5.8 million in cash and cash equivalents, $1.9 million in short-term bank deposits, $3.4 million in marketable securities and $10.3 million in working capital on December 31, 2000. The decrease in cash and cash equivalents and working capital is mainly due to our operating loss in 2001, downsizing costs and the costs associated with our stock buy back program, which was approved by our Board of Directors. We purchased 65,917 ordinary shares through December 31, 2001 at a cost of $158,000, an average of $2.40 per share. We anticipate that the repurchase program will continue in 2002. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 90 to 100 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital. During 2001, we were able to improve our operating cash flow by reducing our operating expenses.

The decrease in inventory for the year ended December 31, 2001 was primarily due to our efforts to reduce inventories in light of the difficult economic condition prevailing worldwide. The decrease in accounts receivable for the year ended December 31, 2001 was primarily attributable to a decrease in sales in the last quarter of 2001 compared to the sales in the same period of 2000.

As of December 31, 2001, our principal commitments consisted of obligations outstanding under operating leases. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 to 18 months. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

17

13

14

16

17

18

21

To the Shareholders of MER Telemanagement Solutions Ltd.

We have audited the accompanying consolidated balance sheets of MER Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001 , and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Kost, Forer and Gabbay

Tel-Aviv, Israel
February 4, 2002

KOST FORER & GABBAY
A Member of Ernst & Young International

Consolidated balance sheets

	U.S. Dollars in thousands	
December 31,	2000	2001
Cash and cash equivalents	$5,837	$5,987
Short-term bank deposits	1,862	1,942
Marketable securities (Note 3)	3,436	2,098
Trade receivables (net of allowance for doubtful accounts of $842 and $837 as of December 31, 2000 and 2001, respectively)	1,523	1,254
Other accounts receivable and prepaid expenses (Note 4)	1,536	870
Inventories (Note 5)	542	322
Total current assets	14,736	12,473
Investments in affiliate (Note 6)	974	1,092
Long-term loans, net of current maturities (Note 7)	88	97
Severance pay fund	732	651
Other investments (Note 8)	848	389
Total long-term investments	2,642	2,229
	1,174	816
Capitalized software development costs (Note 10)	83	–
Goodwill (net of accumulated amortization of $15 and $35 as of December 31, 2000 and 2001, respectively)	173	153
Other intangible assets (Note 10)	2,864	2,345
Deferred income taxes (Note 14)	140	79
Total other assets	3,260	2,577
Total assets	$21,812	$18,095

Consolidated balance sheets

December 31,	2000	2001
	U.S. Dollars in thousands (except share data)	
Current maturities of long-term loans (Note 12)	$78	$58
Trade payables	668	499
Accrued expenses and other liabilities (Note 11)	2,478	1,859
Deferred revenues	1,170	997
Total current liabilities	4,394	3,413
Long-term loans net of current maturities (Note 12)	84	13
Accrued severance pay	837	813
Total long-term liabilities	921	826
Share capital		
Authorized: 12,000,000 ordinary shares of NIS 0.01 par value as of December 31, 2000 and 2001; Issued: 4,878,748 and 4,882,748 shares as of December 31, 2000 and 2001, respectively; outstanding: 4,867,496 and 4,816,831 shares as of December 31, 2000 and 2001, respectively	15	15
Additional paid-in capital	12,836	12,846
Treasury shares	(40)	(158)
Accumulated other comprehensive loss	(431)	(410)
Retained earnings	4,117	1,563
Total shareholders' equity	16,497	13,856
Total liabilities and shareholders' equity	$21,812	$18,095

Consolidated statements of operations

	U.S. Dollars in thousands (except per share data)		
Year ended December 31,	1999	2000	2001
Revenues:			
Product sales (Notes 17b and 17c)	$12,624	$9,414	$7,843
Services (Notes 17b and 17c)	156	1,653	2,882
Total revenues	12,780	11,067	10,725
Cost of revenues:			
Product sales	3,108	2,520	1,909
Services	29	322	643
Total cost of sales	3,137	2,842	2,552
Gross profit	9,643	8,225	8,173
Operating expenses:			
Research and development, net (Note 18a)	3,491	4,039	3,562
Selling and marketing, net	4,186	4,853	4,911
General and administrative	1,593	1,845	1,943
In process research and development write-off	—	945	—
Total operating expenses	9,270	11,682	10,416
Operating income (loss)	373	(3,457)	(2,243)
Financial income, net (Note 18b)	35	374	138
Other income (expenses) (Note 18c)	5,150	1,591	(654)
Income (loss) before taxes on income	5,558	(1,492)	(2,759)
Taxes on income (tax benefit) (Note 14)	1,277	(155)	16
	4,281	(1,337)	(2,775)
Equity in earnings of affiliates	211	66	221
Net income (loss)	$4,492	$(1,271)	$(2,554)
Basic net earnings (loss) per share (Note 16g)	$0.96	$(0.26)	$(0.53)
Diluted net earnings (loss) per share (Note 16g)	$0.94	$(0.26)	$(0.53)

Statements of changes in shareholders' equity

U.S. Dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 1999	$15	$12,228	$–	$(167)	$896		$12,972
Other comprehensive income:							
Foreign currency translation adjustments	–	–	–	93	–	$93	93
Total other comprehensive income						93	
Net income	–	–	–	–	4,492	4,492	4,492
Total comprehensive income						$4,585	
Balance as of December 31, 1999	15	12,228	–	(74)	5,388		17,557
Exercise of warrants, net	(* –	204	–	–	–		204
Exercise of options, net	(* –	314	–	–	–		314
Purchases of treasury shares	–	–	(40)	–	–		(40)
Amortization of compensation related to options granted to a director for consulting services	–	90	–	–	–		90
Other comprehensive loss:							
Unrealized losses on available for sale marketable securities, net of taxes	–	–	–	(175)	–	$(175)	(175)
Foreign currency translation adjustments	–	–	–	(182)	–	(182)	(182)
Total other comprehensive loss						(357)	
Net loss	–	–	–	–	(1,271)	(1,271)	(1,271)
Total comprehensive loss						$(1,628)	
Balance as of December 31, 2000	15	12,836	(40)	(431)	4,117		16,497
Exercise of options, net	(* –	10	–	–	–		10
Purchases of treasury shares	–	–	(118)	–	–		(118)
Other comprehensive loss:							
Unrealized gains on available for sale marketable securities, net of taxes	–	–	–	72	–	$72	72
Foreign currency translation adjustments	–	–	–	(51)	–	(51)	(51)
Total other comprehensive income						21	
Net loss	–	–	–	–	(2,554)	(2,554)	(2,554)
Total comprehensive loss						(2,533)	
Balance as of December 31, 2001	$15	$12,846	$(158)	$(410)	$1,563		$13,856
Accumulated unrealized gains from available-for-sale marketable securities, net of taxes				$(103)			
Accumulated foreign currency translation adjustments				(307)			
				$(410)			

*) Represents an amount lower than $1.

Consolidated statements of cash flows

U.S. Dollars in thousands

Year ended December 31,	1999	2000	2001
Net income (loss)	$4,492	$(1,271)	$(2,554)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss (gain) on available for sale marketable securities, net	–	(289)	279
Gain on sale of a subsidiary	(5,150)	–	–
Gain on sale of interest in an affiliate	–	(73)	–
Loss (gain) on sale of property and equipment	–	(1,223)	51
Loss from impairment of investment in warrants	–	–	375
Equity in earnings of affiliates	(211)	(66)	(221)
Investment in trading securities, net	–	(94)	–
Depreciation and amortization	977	1,028	1,110
Amortization of compensation related to options granted to a director for consulting services	–	90	–
In-process research and development write-off	–	945	–
Deferred income taxes, net	130	(310)	(20)
Increase (decrease) in accrued severance pay, net	24	(1)	57
Decrease in trade receivables	1,148	1,411	269
Decrease in other accounts receivable and prepaid expenses	190	455	673
Decrease in inventories	257	46	220
Increase (decrease) in trade payables	99	(370)	(169)
Increase (decrease) in accrued expenses and other liabilities	1,804	(1,748)	(623)
Increase (decrease) in deferred revenues	(1)	1,059	(173)
Other	(4)	(5)	–
Net cash provided by (used in) operating activities	3,755	(416)	(726)
Changes in related parties account, net	–	(117)	50
Proceeds from sale of property and equipment	14	2,003	45
Investment in short-term bank deposit	(194)	(156)	(7,528)
Proceeds from realization of short-term bank deposits	–	1,988	7,448
Purchase of property and equipment	(359)	(173)	(226)
Investment in available for sale marketable securities	–	(4,208)	(401)
Proceeds from sale of available-for-sale marketable securities	–	1,106	1,631
Long-term loans granted and others	–	(49)	–
Proceeds from realization of investment in an affiliate	–	23	–
Payment for acquisition of IntegraTRAK (a)	–	(3,100)	–
Dividend from an affiliate	–	115	56
Investment in a subsidiary	(13)	–	–
Investment in another company	–	(220)	–
Proceeds from realization of investment in a subsidiary net of cash in this subsidiary at the time it ceased being consolidated (b)	4,710	–	–
Net cash provided by (used in) investing activities	4,158	(2,788)	1,075

Consolidated statements of cash flows

U.S. Dollars in thousands

Year ended December 31,	1999	2000	2001
Cash flows from financing activities:			
Changes in related parties account, net	(151)	–	–
Short-term bank credit, net	(276)	–	–
Proceeds from long-term loans	6	–	–
Repayment of long-term loans	(10)	(61)	(91)
Proceeds from exercise of options and warrants, net	–	518	10
Purchase of treasury shares	–	(40)	(118)
Net cash provided by (used in) financing activities	(431)	417	(199)
Effect of exchange rate changes on cash and cash equivalents	(13)	–	–
Increase (decrease) in cash and cash equivalents	7,469	(2,787)	150
Cash and cash equivalents at the beginning of the year	1,155	8,624	5,837
Cash and cash equivalents at the end of the year	$8,624	$5,837	$5,987
Cash paid during the year for:			
Interest	$25	$56	$45
Income taxes	$174	$257	$8
Notes receivable from realization of an affiliate		$75	
Long-term loan from realization of an affiliate		$52	
Estimated fair value of assets acquired and liabilities assumed at the date of acquisition:			
Working capital deficiency (excluding cash and cash equivalents)		$(1,524)	
Property and equipment		497	
Goodwill		180	
In process research and development		945	
Developed technology		710	
Assembled and trained workforce		848	
Distributor relationship		1,653	
Long-term liabilities		(209)	
		$3,100	

Consolidated statements of cash flows

U.S. Dollars in thousands

Year ended December 31,	1999
Working capital deficiency (excluding cash and cash equivalents)	$(336)
Other investments	(700)
Property and equipment	98
Other assets	473
Accrued severance pay	(25)
Foreign currency translation adjustments	50
Gain on sale of a subsidiary	5,150
	$4,710

MER Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. The Company designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage their communication resources. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video and packaged computer software of tracking telephone calls and costs and also provides consulting and maintenance support for its services. As for the Company's subsidiaries, see Note 19.

These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

MTS markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors, PTTs (post, telephone and telegraph authorities) and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an original equipment manufacturer ("OEM") basis.

In 1999, 2000 and 2001, three major customers generated 45%, 40% and 44% of the Company's revenues, respectively. (see Note 17b).

The Company was a subsidiary of C. Mer Industries Ltd. ("C. Mer"). During 1999, C. Mer distributed the Company's shares owned by it as a dividend to its shareholders, therefore since August 1999, C. Mer is no longer the parent company of MTS.

In July 2000, the Company sold 31% of Silverbytes' shares, a 50% owned privately held affiliate. The consideration from the sale totaled $ 150, and is paid in 24 equal monthly payments. During December 2000, the Company reached an agreement to reschedule the remaining balance of the payments due. According to this agreement, the balance of $ 179 will be repaid in 19 monthly payments starting in April 2002. The gain from the sale is $ 73. After the sale the Company holds 19% of Silverbyte with no representation on the board of directors. Therefore, the investment is accounted for according to the cost method.

On April 24, 2000, the Company acquired in cash substantially all of the assets and assumed certain liabilities of IntegraTRAK, Inc. ("IntegraTRAK"). IntegraTRAK a privately held company develops, markets and sells packaged computer software of tracking telephone calls and costs, and software that assists in the management of telecommunication equipment. IntegraTRAK also provides consulting and maintenance support for its services.

The acquisition was treated on the basis of the purchase method of accounting and accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed of IntegraTRAK.

The operations of IntegraTRAK are included in the consolidated statements from the second quarter of 2000.

In connection with IntegraTRAK acquisition, The Company recorded in the second quarter of 2000, a one-time expense of $ 945 to write-off software acquired from IntegraTRAK for which technological feasibility has not yet been established.

U.S. Dollars in thousands

Notes to consolidated financial statements

The purchase price was allocated to the net assets acquired based on estimated fair values as follows:

	Fair value	Estimated remaining life
Working capital deficiency (excluding cash and cash equivalents)	$(1,613)	
Property and equipment	497	
Goodwill	180	10 years
Other assets	89	4 years
In process research and development	945	
Developed technology	710	5 years
Assembled and trained workforce	848	4 years
Distributor relationship	1,653	10 years
Other liabilities	(209)	
Net purchase price allocation	$3,100	

The following represents the unaudited pro-forma results of operations for the year ended December 31, 1999 and 2000 assuming that the acquisition occurred on January 1, 1999 and January 1, 2000, respectively.

Year ended December 31,	1999	2000
Revenues	$20,619	$13,680
Net income (loss)	$4,422	$(349)
Basic net earnings (loss) per share	$0.94	$(0.07)
Diluted net earnings (loss) per share	$0.93	$(0.07)

In-process research and development expenses have been charged to operations as of the date of the acquisition. The acquired intangible assets are being amortized over the related estimated useful lives as mentioned above.

During September 2000, the Company purchased 19% of the outstanding shares of Cvidya Networks Inc., a privately held company, for a total consideration of $220. The Company is not represented on the board of directors. Therefore, the investment is accounted for according to the cost method.

In December 1999, the Company sold its shares in S.T.S. Software Systems Ltd. ("S.T.S.") to a third party for a total consideration of approximately $4,700.

In addition, the Company received 50,000 warrants of the third party at an exercise price of $40 per share. The shares of the third party are traded on the Tel-Aviv Stock Exchange and Nasdaq. The warrants were recorded as part of the sale of the shares of S.T.S at fair value of $600 using the Black-Scholes pricing model. 18,750 warrants were exercised during 2000. 31,250 warrants expired in the forth quarter of 2001. During the first quarter of 2001, the Company wrote-off its investment in the warrants (in the amount of $375) due to the other than temporary decline in value of its investment (see Note 8).

The total capital gain resulted from the sale was $5,150. The tax liability regarding the sale was $1,075.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The majority of the Company's and its subsidiaries' sales are made outside Israel in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries costs is incurred in dollars. Since the Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate, the dollar is their functional and reporting currency.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All effects of foreign currency remeasurement of monetary balance sheet items are recorded in financial expenses, net.

For affiliate and certain other subsidiaries, the functional currency has been determined to be their local currency, and therefore, assets and liabilities are translated at year-end exchange rates; statement of operations items are translated at average rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

U.S. Dollars in thousands

Notes to consolidated financial statements

The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in U.S. dollars and bear interest at an average rate of 1.9%. The short-term deposits are presented at their cost, including accrued interest.

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Financial Accounting Standard No. 115,"Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

The Company's trading securities are carried at their fair value based upon the quoted market price of those investments at each balance sheet date. Net realized and unrealized gains and losses on these securities are included in other expenses (income), net.

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence.

Cost is determined as follows:

Raw materials	— on the "first in, first out" method.	
Finished products	— Raw materials	— on the "first in, first out" method.
	Labor and overhead	— on the basis of actual manufacturing costs.

Investments in privately held companies in which the Company holds 20% to 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate are presented using the equity method of accounting. Goodwill related to investments in affiliates is amortized in equal annual installments over 10 years, commencing with the acquisition date. Based on its most recent analysis, management believes that no impairment of goodwill exists as of December 31, 2001 (see Note 2u).

Investments in privately held companies in which the Company holds less than 20% and does not have the ability to exercise significant influence over operating and financial policy of the Company, are presented at cost.

The carrying value is periodically reviewed by management. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, no impairment losses have been identified.

Property and Equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6 –20
Motor vehicles	15
Leasehold improvements	Over the term of the lease agreement

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. In accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

Distributor relationship and goodwill are amortized in equal annual installments over 10 years, commencing on the date of acquisition. Developed technology and assembled and trained work force are amortized using the straight line method over the useful life which is 5 and 4 years, respectively (see Note 2u).

The carrying value of intangible asset is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining intangible asset amortization period. If this review indicates that the intangible asset are not recoverable, the carrying value is reduced to estimated fair value. Based on its most recent analysis, management believes that no impairment of other assets exists as of December 31, 2001.

U.S. Dollars in thousands

Notes to consolidated financial statements

Research and development, costs net of grants received, are charged to expenses as incurred. Statement of Financial Accounting Standard No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been capitalized. During 2001 such costs were immaterial.

Capitalized software costs are amortized by the greater of: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the remaining estimated useful life of the product (not greater than three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as at December 31, 2001.

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects and for funding marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs and selling and marketing costs, respectively. Research and development grants amounted to $ 1,137 , $ 1,249 and $990 in 1999, 2000 and 2001, respectively. Marketing grants amounted to $ 127, $0 and $0 in 1999, 2000 and 2001, respectively.

The Company and its subsidiaries account for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

The Company and its subsidiaries generate revenues from licensing the rights to use their software products directly to end-users and indirectly through resellers and OEM's (who are considered end users). The Company and its subsidiaries also generate revenues from sales of maintenance and support.

Revenues from software license agreements are recognized when all criteria outlined in Statement Of Position (SOP) 97-2 "Software Revenue Recognition" (as amended) are met. Revenue from license fees is recognized when persuasive evidence

of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. The Company does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence ("VSOE") of the relative fair values of each element in the arrangement, in accordance with the "residual method" prescribed by SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions". The Company's VSOE used to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

Deferred revenues include unearned amounts received under maintenance and support services contracts but not yet recognized as revenues.

The Company provides free warranty and support for up to one year for end-users and up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No. 23 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 16c.

The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

U.S. Dollars in thousands

Notes to consolidated financial statements

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 1999, 2000 and 2001 amounted to approximately $78, $27 and $189, respectively.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and related parties – The carrying amounts reported in the balance sheet approximates their fair values due to the short-term nature of these financial instruments.

The carrying value and fair value for marketable securities is based on quoted market prices.

Long-term loans – The carrying amounts of the Company's borrowings under its long-term agreements, both as a lender and as a borrower, approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, long-term deposits, trade receivables, long-term loans and marketable securities. Cash and cash equivalents, and short-term bank deposits are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The Company's current trade receivables are mainly derived from sales to customers in the U.S. and Europe (see Note 17c). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts and long-term loans is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Company's marketable securities include mainly investments in debentures of the Government of Israel and mutual funds. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

As of December 31, 2001, the Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus potential ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculation of diluted net earnings (loss) per share was 0, 1,315,152 and 1,227,141 for the years ended December 31, 1999, 2000 and 2001, respectively.

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

1. In July 2001, the Financial Accounting Standards Board, issued Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provision of the statements is expected to result in an increase in the net income of $397 thousand per year and an increase in the net earnings per share of $0.08 per year. The Company will reclassify an assembled workforce intangible asset and distributor relationship asset with an unamortized balance of $872 to goodwill at the date of adoption.

2. In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No.30, "Reporting the Results of Operations for a disposal of a segment of a business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

U.S. Dollars in thousands

Notes to consolidated financial statements

The following is a summary of the Company's investment in marketable securities:

December 31, 2001	Amortized cost	Gross unrealized losses	Estimated fair Market value
Available-for-sale:			
Mutual Funds	$1,947	$(67)	$1,880
Equity securities	160	(36)	124
	2,107	(103)	2,004
Trading securities	94	–	94
	$2,201	$(103)	$2,098

December 31, 2000	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair Market value
Available-for-sale:				
Israel governmental debts	$3,162	$8	$-	$3,170
Equity securities	454	–	(282)	172
	3,616	8	(282)	3,342
Trading securities	94	–	–	94
	$3,710	$8	$(282)	$3,436

The gross realized gains on sales of available-for-sale securities totaled $282 and $31 in 2000 and 2001, respectively. The net adjustment to unrealized holding losses on available-for-sale securities included as a separate component of shareholders' equity, under other comprehensive income (loss), totaled $175 and $(72) in 2000 and 2001, respectively.

During 2001, the Company recorded a loss in the gross amount of $282 due to other than temporary decline in the value of available for sale marketable securities.

The amortized cost and estimated fair value of debt and marketable equity securities as of December 31, 2001, by contractual maturity, are shown below.

U.S. Dollars in thousands

Notes to consolidated financial statements

December 31, 2001	Amortized cost	Market value
Matures in one year	$1,947	$1,880
Equity securities not due at a single maturity date	254	218
Total	$2,201	$2,098

December 31,	2000	2001
Receivable from the Government of Israel for grants and participations	$340	$73
Related parties	158	108
Government authorities	360	224
Prepaid expenses	199	175
Deferred income taxes	162	144
Other	317	146
	$1,536	$870

Raw materials	$195	$131
Finished products	347	191
	$542	$322

Equity, net	$904	$1,057
Goodwill:		
Original amount	401	401
Accumulated amortization	331	366
	70	35
	$974	$1,092

U.S. Dollars in thousands

Notes to consolidated financial statements

	Currency	Interest rate	December 31, 2000	2001
Loans to others (1)	NIS	7.65	$187	$179
			187	179
Less – current maturities (2)			99	82
			$88	$97

First year (current maturities)	$82
Second year	97
	$179

(1)The weighted average interest rate for the year ended December 31, 2001 is 7.65%.
(2)Included in other receivables and prepaid expenses.

December 31,	2000	2001
Long-term deposits (1)	$126	$42
Investment in other companies (2)	347	347
Investment in warrants (3)	375	–
	$848	$389

(1) Linked to the CPI.
(2) See Note 1d.
(3)See note 1e.

December 31,	2000	2001
Cost:		
Computers and peripheral equipment	$2,199	$2,177
Office furniture and equipment	543	585
Motor vehicles	314	180
Leasehold improvements	212	151
	3,268	3,093
Accumulated depreciation:		
Computers and peripheral equipment	1,530	1,733
Office furniture and equipment	314	358
Motor vehicles	160	91
Leasehold improvements	90	95
	2,094	2,277
Depreciated cost	$1,174	$816

Depreciation expenses for the years ended December 31, 1999, 2000 and 2001 were $456, $305, and $488, respectively.

December 31,	2000	2001
Cost	$3,189	$3,189
Less — accumulated amortization	3,106	3,189
	$83	$—

Cost:		
Capitalized workforce	$848	$848
Capitalized distributor relationship	1,653	1,653
Capitalized developed technology	710	710
	3,211	3,211
Accumulated depreciation:		
Capitalized workforce	141	353
Capitalized distributor relationship	111	276
Capitalized developed technology	95	237
	347	866
Depreciated cost	$2,864	$2,345

Amortization expenses for the years ended December 31, 1999, 2000 and 2001 were $521, $723 and $602, respectively.

U.S. Dollars in thousands

Notes to consolidated financial statements

December 31,	2000	2001
Employees and payroll accruals	$796	$400
Income tax payable	212	5
Accrued expenses	930	873
Customer advances	540	581
	$2,478	$1,859

	2000	2001
Loan from others (1)	$162	$71
Less – current maturities	78	58
	$84	$13

Aggregate maturities subsequent to the balance sheet date:

First year (current maturities)	$58
Second year	7
Third year	6
Fourth year	–
	$71

(1)In dollars bearing an average interest rate of 18.14% maturing gradually between 2002–2004.

1. The facilities of the Company and its subsidiaries are rented under operating leases for periods ending in 2004.

Future minimum lease commitments under non-cancelable operating leases as of December 31, 2001, are as follows:

2002	$418
2003	329
2004	193
	$940

Rent expenses for the years ended December 31, 1999 ,2000 and 2001, were approximately $278, $507 and $576, respectively.

1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated up to the amount received by the Company. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales revenues of the Company, up to 100%–150% of the grants received linked to the dollar. As of December 31, 2001, the Company has a contingent obligation to pay royalties in the amount of $7,769. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required.

The outstanding balance of obligations in respect of grants received after January 1999 amounts to $3,376 and also bears LIBOR interest.

The Company has paid or accrued royalties relating to the repayment of such grants in the amount of $302, $217 and $176 for the years ended December 31, 1999, 2000 and 2001, respectively.

2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded C. Mer and the Company grants for participation in marketing expenses overseas. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2001, the Company has a contingent obligation to pay royalties in the amount of $259.

3. According to an agreement with the Company's distributor, Pfordt, elektronik GmbH the Company is committed to pay a 10% commission on its transactions in Germany which are not executed through Pfordt, from February 1999.

1. On June 4, 2001 a claim was filed in the District Court of Tel Aviv against the Company and the former directors of S.T.S. asserting various claims in connection with the sale of S.T.S to NICE Systems Ltd. The amount of the lawsuit is NIS (New Israeli shekel) 4,800 thousand.

The lawsuit is in its preliminary stages. However, the Company, based on the opinion of its legal counsel, believes that it has good defenses against the claims, and that the results of this matter will not have a material adverse effect on the Company's financial position or results of operations.

2. Regarding the demand from the tax authorities in Israel, see Note 14e.

The Company was granted the status of an "Approved Enterprise" under the Law in respect of six expansion projects. According to the provisions of the Law, the Company elected to enjoy "alternative benefits" – waiver of grants in return for tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two to four years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 25%, for additional periods of three to five years.

The four expansion programs which are assigned to the Company are as follows:

1) The first program entitled the Company to tax-exemption for a four-year period ended December 31, 1996, and was subject to a reduced tax rate of 25% for a three-year period ended December 31, 1999.

2) The second program entitled the Company to tax-exemption for a four-year period ended December 31, 1999 and is subject to a reduced tax rate of 25% for a three-year period ending December 31, 2002.

3) The third program entitled the Company to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 25% for a five-year period ending December 31, 2004.

4) The fourth program entitles the Company to tax exemption for a two year period and were subject to tax rate of 25% for five year period. The benefits in respect of this program have not yet commenced.

The period of tax benefits detailed above is subject to limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above Law, regulations published thereunder and the instruments of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2001, management believes that the Company is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprise" amounting to $2,250 as of December 31, 2001 can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to the Company's "Approved Enterprise".

Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently – 25% for an "Approved Enterprise").

Should the Company and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at regular rates of 36%.

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the dollar exchange rate causes a difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company and its Israeli subsidiary has not provided for deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

In November 2001, an amendment to the Income Tax Law (Inflationary Adjustments) (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28, 2002, the Minister of Finance with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the rate of increase for the Consumer Price Index in that year, did not exceed 3%. On February 28, 2002 the finance committee of the Knesset determined that the provision of the law will apply to all corporations, which are subject to the law, also in 2001.

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Operating loss carryforwards in foreign subsidiaries (expiring in 2020) amounted to approximately $1,000 at December 31, 2001. Tax loss carryforwards in Israel may be used indefinitely and offset against operating income. Operating loss carryforwards of the Company and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $882.

During the reported period, the tax authorities in Israel issued to the Company a demand for a payment of tax, for the period of 1997-1999, in the amount of approximately NIS (New Israeli shekel) 5,800 thousand.

The Company, based on the opinion of its tax counsel, believes that it has good defenses against the demand of the tax authorities, and that the outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations. Therefore, no provision was provided.

The Company appealed to the Israeli district court in respect of the above mentioned tax demand.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

December 31,	2000	2001
In respect of tax loss carryforward in the Company and its subsidiaries	$426	$575
Allowances for doubtful accounts and provision for employee benefits	134	132
In respect of marketable securities	(74)	(24)
Capitalized software and other intangible assets	141	125
Other	(37)	(139)
Net deferred tax asset before valuation allowance	590	669
Valuation allowance	(288)	(446)
Net deferred income taxes	$302	$223
Presented as follows:		
Current assets – foreign	$30	$14
Current assets – domestic	$132	$130
Other assets – domestic	$140	$79

The Company and certain subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforwards in the Company and in its subsidiaries and other temporary differences will not be realized in the foreseeable future. The increase of the valuation allowance is in a total amount of $337.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

Year ended December 31,	1999	2000	2001
Income (loss) before taxes as reported in the statements of operations	$5,558	$(1,492)	$(2,759)
Tax rates	36%	36%	36%
Theoretical tax expenses (benefit)	$2,001	$(537)	$(993)
Increase (decrease) in taxes resulting from:			
"Approved Enterprise" (benefit) see a. above, (1)	(191)	456	396
Tax adjustment in respect of inflation in Israel and others	(28)	(163)	193
Utilization of capital carryforward tax losses for which valuation allowance was provided	(576)	(26)	–
Non-deductible expenses and tax exempt income	(50)	(88)	(43)
Taxes in respect of previous years	(36)	(88)	–
Deferred taxes for which valuation allowance was provided	157	291	463
Taxes on income (tax benefit) as reported in the statements of operations	$1,277	$(155)	$16
(1)Basic and diluted per share amounts of the tax benefit resulting from the exemption	$0.04	$–	$–

	1999	2000	2001
Domestic	$5,786	$(1,281)	$(1,772)
Foreign	(228)	(211)	(987)
	$5,558	$(1,492)	$(2,759)

	1999	2000	2001
Current taxes	$1,183	$243	$36
Deferred taxes	130	(310)	(20)
Taxes in respect of previous years	(36)	(88)	–
	$1,277	$(155)	$16
Domestic	$1,245	$(353)	$(42)
Foreign	32	198	58
	$1,277	$(155)	$16

Chaim Mer, the President and Chief Executive Officer of C. Mer, devotes approximately 20% of his time to the management of the Company. The Companies Ordinance requires that the terms of compensation to directors, including grants of options, be approved by the audit committee and/or the board of directors of the Company. On November 8, 1999, the board of directors and audit committee approved, subject to shareholders' approval, an increase in Mr. Mer's monthly salary from $5 to $7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to Mr. Mer at his request in lieu of salary for the twelve month period ending December 31, 2000. The fair value of the options granted to Chaim Mer was estimated using the Black-Scholes valuation model. The exercise price of the options is $6.00 per share, expected dividend is yield 0%, and the risk free interest rate is 6%. The options will vest ratably over an eight month period beginning January 1, 2000 and will terminate 4 years from the date of grant.

Ms. Dora Mer, the wife of Chaim Mer, provides ongoing legal services to the Company and receives a monthly retainer of $5. The conditions of retaining the services of Ms. Mer were approved by the board of directors and by the audit committee.

The Company has an agreement with C. Mer and MER & Co., companies under control of Chaim Mer. The agreement established the terms under which C. Mer and MER & Co. provide the Company with certain services. C. Mer provided the Company with certain purchasing, warehousing, assembly, quality assurance and shipping services for which the Company has agreed to pay C. Mer. During January 2000, the Company reduced the level of services rendered by C. Mer.

The Company's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer, pursuant to which they distribute and supports certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

The Company believes that the terms under which C. Mer provides services to the Company are as favorable to those that could be agreed upon with an unaffiliated third party. Although it is not practical to determine the amounts that the Company would have incurred had it operated as an unaffiliated entity, management believes that the amounts charged for the services provided by C. Mer are reasonable. Management has reviewed the cost to C. Mer of such services, including C. Mer's costs for the office space and warehousing, and has determined that C. Mer's charges are on a pass-along cost basis and, as a whole, are advantageous to the Company. Management believes that the cost of hiring individuals or companies to perform some of the services provided by C. Mer would result in higher costs, since many of the services do not require full-time workers for their performance. All future transactions between officers, directors and affiliates will be on terms as the terms that the Company can agree upon with unrelated third parties and will be approved by a majority of the Board of Directors and by a majority of the disinterested members of the board of directors.

In 2000 and 2001, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature no interest was charged by or paid to C. Mer through December 31, 2000 and 2001.

Year ended December 31,	1999	2000	2001
Sales through a related party	$256	$23	$58
Sales through the parent company and its subsidiary	$103	$—	$—
Amounts charged by C. Mer:			
Cost of revenues	$104	$107	$62
Research and development	155	26	58
Selling and marketing	112	—	—
General and administrative	172	—	—
	$543	$133	$120
Amounts charged by MTS Inc. and MTS Asia to C. Mer:			
Selling and marketing	$49	59	$44
Advances from (repayments to) the parent company, net	$(255)	$(8)	$(10)

December 31,	2000	2001
Jusan S.A	$75	$5
Silverbyte Systems Ltd.	$5	$37

The ordinary shares entitle their holders the right to receive notice to participate and vote in general meeting of the company and the right to receive cash dividends and share dividends, if declared.

The Company has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of the Company or any subsidiary of up to 1,250,000 ordinary shares of the Company's ordinary shares. 1,100,000 options were granted pursuant to section 102 of the Israel Income Tax Ordinance. Any option which is canceled or forfeited before expiration will become available for future grants. The options will terminate in 2006, unless canceled earlier by the Company's board of directors.

Each option granted under the Plan is exercisable until the earlier of five years from the date of the grant of the option or the expiration dates of the option plan. The 1996 option plan will expire on December 31, 2006. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over four years.

During 1999, the Company has authorized, through its 1996 share option plan, the grant of an additional 500,000 options to officers, management employees and directors of the Company or any subsidiary. 400,000 options were granted pursuant to section 102 of the Israel Income Tax Ordinance.

During 2000, the Company has authorized, through its 1996 share option plan, the grant of an additional 150,000 options.

Summary of the Company's stock options activity granted and related information for the years ended December 31, is as follows:

	Options available for grant	Number of options	Options exercisable	Weighted average exercise price
Balance on January 1, 1999	351,370	898,630		$2.4
Shares authorized	500,000	–		–
Options granted	(281,000)	281,000		$1.56–6.0375
Options forfeited	116,869	(116,869)		$2.85
Options exercisable at December 31, 1999			665,755	$2.46
Balance on December 31, 1999	687,239	1,062,761		$2.85
Shares authorized	150,000	–		–
Options granted	(415,524)	415,524		$6.189
Options forfeited	25,883	(25,883)		$2.5–7.0625
Options exercised	–	(137,250)		–
Options exercisable at December 31, 2000			778,325	$3.02
Balance on December 31, 2000	447,598	1,315,152		$3.879
Options granted	(436,405)	436,405		$2.05
Options forfeited	520,416	(520,416)		$2.5–7.0025
Options exercised	–	(4,000)		$2.5
Options exercisable at December 31, 2001			800,887	$4.479
Balance as of December 31, 2001	531,609	1,227,141		$3.742

The options outstanding as of December 31, 2001 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2001	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$1.375–1.56	100,000	0.08	$1.45	86,666	$1.432
$1.9–2.5	599,567	2.8	$2.13	212,465	$2.32
$4.0625–4.5	23,000	2.75	$4.21	10,000	$4.0625
$5.5–5.75	55,000	2.49	$5.591	18,334	$5.591
$5.9375–6.0375	379,324	2.19	$5.986	471,822	$5.97
$7.0625	70,250	2.33	$7.0625	1,600	$7.0625
	1,227,141		$3.742	800,887	$4.479

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No.123, and has been determined assuming the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black -Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001, respectively: risk-free interest rates of 6% for 1999 and 2000 and 3.5% for 2001, volatility factors of the expected market price of the Company's ordinary shares of 79.3%, 49% and 87.2%, dividend yields of 0% for all periods, expected weighted-average life of the option of 2, 4 and 4 years, respectively.

The weighted average fair value of options granted for the years ended December 31, 1999, 2000 and 2001 was $4.12, $6.189 and $2.07 per option, respectively. All options were granted at fair value.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because changes in subjective input assumptions can materially affect the fair value estimate, it is management's opinion, that the existing option pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro forma information is as follows:

Year ended December 31,	1999	2000	2001
Net income (loss) as reported	$4,492	$(1,271)	$(2,554)
Pro forma net income (loss)	$4,252	$(2,004)	$(3,323)
Basic pro forma net earnings (loss), per share	$0.906	$(0.420)	$(0.677)
Diluted pro forma net earnings (loss), per share	$0.891	$(0.420)	$(0.677)

The total compensation expenses, net of tax, that would have been included in the statements of operations for the years ended December 31, 1999, 2000 and 2001 had the Company adopted SFAS No. 123 is $240, $733 and $769, respectively.

U.S. Dollars in thousands

Notes to consolidated financial statements

In connection with the May 1997 initial public offering, the Company sold to its underwriters for the par value of the underlying shares, warrants (the "Underwriters' Warrants") to purchase 120,000 ordinary shares. The Underwriter Warrants are exercisable for four years commencing May 20, 1998, at $7.8 (130% of the May 1997 offering price) per ordinary Share. The Underwriter's Warrants contain anti-dilution protection. In 2000, 450 warrants were exercised to shares.

In June 1998, the Company granted 75,000 warrants to outside consultants for a price of $0.005 per warrant to purchase 75,000 ordinary shares of the Company, at an exercise price of $4.00 per share. The warrants are exercisable for five years commencing June 1998. The fair value of the warrants, at the date of the grant, using a Black-Scholes option pricing model was immaterial and therefore no compensation expenses were recorded. In 2000, 50,000 warrants were exercised to shares.

In January 2000, the Company granted 98,824 options to, Mr. Chaim Mer, chairman of the Company having an exercise price of $6.00 per share. These options were granted in lieu of Mr. Mer's salary ($7 per month) in 2000. The options are exercisable for four years commencing January 1, 2000 (see Note 15).

The following table sets forth the computation of historical basic and diluted net earnings (loss) per share:

Year ended December 31,	1999	2000	2001
Numerator:			
Net income (loss)	$4,492	$(1,271)	$(2,554)
Numerator for basic net earnings (loss) per share Net income (loss) available to ordinary shareholders	$4,492	$(1,271)	$(2,554)
Numerator for diluted net earnings (loss) per share — net income (loss) available to ordinary shareholders after assumed exercises	$4,492	$(1,271)	$(2,554)
Denominator:			
Denominator for basic net earnings (loss) per share — weighted average shares outstanding (in thousands)	4,691	4,867	4,826
Effect of dilutive securities (in thousands):			
Employee and directors stock options	79	(* —	(* —
Denominator for diluted net earnings (loss) per share (in thousands)	4,770	4,867	4,826
Basic net earnings (loss) per share	$0.96	$(0.26)	$(0.53)
Diluted net earnings (loss) per share	$0.94	$(0.26)	$(0.53)

During the years 2000 and 2001, the Company purchased 11,252 and 54,665 treasury shares in consideration of $40 and $118, respectively.

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

MTS operates in one industry segment, the development and marketing of a comprehensive line of telecommunication management solutions. The Company operates in four geographical areas. Operations in Israel include research and development, selling and marketing. Operations in the United States, Brasil and Asia include selling and marketing. The data is presented in accordance with Statement of Financial Accounting Standard No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The following is a summary of operations within geographic areas based on the location of the selling entity:

Year ended December 31, 2001	Israel	United States	Asia	South America	Adjustments and eliminations	Consolidated
Sales to unaffiliated customers	$3,310	$6,496	$500	$419	$–	$10,725
Transfers between geographic areas	661	–	–	–	(661)	–
Total sales	$3,971	$6,496	$500	$419	$(661)	$10,725
Depreciation and amortization expenses	$421	$645	$42	$2	$–	$1,110
Operating income (loss)	$(1,465)	$(752)	$(39)	$(73)	$86	$(2,243)
Financial income, net						138
Other expenses						(654)
Loss before taxes on income						$(2,759)
Tax expenses (income)	$(42)	$–	$–	$58	$–	$16
Net income (loss)	$(1,423)	$(930)	$(35)	$(166)	$–	$(2,554)
Identifiable assets	$1,015	$2,437	$35	$24	$–	$3,511
Not identifiable assets						14,584
Total assets at December 31, 2001						$18,095

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31, 2000	Israel	United States	Asia	South America	Adjustments and eliminations	Consolidated
Sales to unaffiliated customers	$4,647	$5,029	$922	$469	$–	$11,067
Transfers between geographic areas	968	19	–	–	(987)	–
Total sales	$5,615	$5,048	$922	$469	$(987)	$11,067
Depreciation and amortization expenses	$815	$159	$34	$20	$–	$1,028
Operating income (loss)	$(2,193)	$(1,280)	$57	$(32)	$(9)	$(3,457)
Financial income, net						374
Other income						1,591
Loss before taxes on income						$(1,492)
Tax expenses (income)	$(353)	$201	$–	$(3)	$–	$(155)
Net income (loss)	$(871)	$(443)	$64	$(21)	$–	$(1,271)
Identifiable assets	$1,825	$2,819	$65	$23	$–	$4,732
Not identifiable assets						17,080
Total assets at December 31, 2000						$21,812

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31, 1999	Israel	United States	Asia	South America	Adjustments and eliminations	Consolidated
Sales to unaffiliated customers	$9,871	$1,607	$970	$332	$—	$12,780
Transfers between geographic areas	292	8	—	—	(300)	—
Total sales	$10,163	$1,615	$970	$332	$(300)	$12,780
Depreciation and amortization expenses	$894	$50	$30	$3	$—	$977
Operating income (loss)	$383	$(97)	$109	$(152)	$130	$373
Financial income, net						35
Other income						5,150
Income before taxes on income						$5,558
Tax expenses	$1,269	$8	$—	$—	$—	$1,277
Net income (loss)	$4,727	$(196)	$115	$(154)	$—	$4,492
Identifiable assets	$1,823	$828	$84	$—	$—	$2,735
Not identifiable assets						18,880
Total assets at December 31, 1999						$21,615

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31,	1999	2000	2001
Philips	15%	11%	8%
Siemens	17%	22%	32%
Ericsson	13%	7%	4%

Year ended December 31,	1999	2000	2001
Israel	$1,020	$791	$358
United States	1,608	5,039	6,496
Austria	499	154	24
Germany	3,303	1,352	1,355
Holland	2,318	1,460	1,009
Europe (excluding Austria, Germany and Holland)	1,840	719	448
Asia	1,604	922	500
South America	332	469	419
Other	256	161	116
	$12,780	$11,067	$10,725

Year ended December 31,	1999	2000	2001
Total costs	$4,628	$5,288	$4,552
Less — grants and participations	(1,137)	(1,249)	(990)
	$3,491	$4,039	$3,562

U.S. Dollars in thousands

Notes to consolidated financial statements

Year ended December 31,	1999	2000	2001
Financial expenses:			
Interest expenses	$(116)	$(219)	$(232)
Other expenses	(32)	–	(9)
Foreign currency translation differences	(176)	(52)	(81)
	(324)	(271)	(322)
Financial income:			
Interest income	359	645	403
Other income	–	–	57
	359	645	460
Financial income, net	$35	$374	$138

Loss from impairment of investments in warrants (1)	$–	$–	$(375)
Gain on sale of a subsidiary (1)	5,150	–	–
Gain on sale of an interest in affiliate (2)	–	73	–
Gain on sale of property and equipment	–	1,223	–
Gain (loss) on marketable securities, net	–	289	(279)
Other	–	6	–
	$5,150	$1,591	$(654)

U.S. Dollars in thousands

Notes to consolidated financial statements

	Percentage of ownership	Jurisdiction of incorporation
MTS IntegraTRAK Inc.	100%	Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.)	100%	New York
MTS Asia Ltd.	100%	Hong Kong
Telegent Ltd.	100%	Israel
Jaraga B.V	100%	The Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V)	100%	The Netherlands
TABS Brasil Ltda. (a subsidiary of Bohera B.V)	100%	Brazil
Jusan S.A. (a subsidiary of Bohera B.V.)	50%	Spain

Mr. **Chaim Mer**, Chairman
Mr. **Isaac Ben-Bassat**, Director
Mr. **Steven J. Glusband**, Director
Mr. **Alon Aginsky**, Director
Mr. **Eitan Metuki**, Director
Dr. **Yehoshua Gleitman**, Director
Prof. **Nava Pliskin**, Director
Mr. **Jacob Reshef**, Director

Mr. **Shai Levanon**, President & CEO
Mr. **Yossi Brikman**, GM Israel Operations & CFO
Mr. **Richard Bruyere**, COO
Mr. **Ori Artman**, CTO
Mr. **Hanoch Magid**, Director of Marketing & Sales
Mr. **James Chan**, President – MTS Asia
Mr. **Demian Waldman**, President – TABS Brasil

MER Telemanagement Solutions Ltd.
40 Aluf David Street
Ramat Gan 52232, Israel
Tel: (972) 3 671 0777
Fax: (972) 3 677 7061
mts@mtsint.com
www.mtsint.com

MTS IntegraTRAK Inc.
12600 SE 38th Street, Suite 250
Bellevue, WA 98006, USA
Tel: (1) 425 401-1000
Fax: (1) 425 401-1700
info@mtsint.com
www.mtsint.com

MTS Asia Ltd.
Unit 1-2, 26/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax: (852) 2413-2862
mtsasia@mtsasia.com
www.mtsint.com

TABS Brasil Ltda.
Av. Dr. Cardoso de Melo
1666-4° andar - Cj. 42
São Paulo 04548-005, Brasil
Tel: (55) 11 3846-1211
Fax: (55) 11 3846-1211
suporte@tabs.com.br
www.mtsint.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

US Counsel
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005
Tel: (1) 212 732-3200
Fax: (1) 212 732-3232

Independent Auditor
Kost, Forer & Gabbay
Member firm of Ernst & Young International
3 Aminadav Street
Tel-Aviv 61575, Israel
Tel: (972) 3 623-2535
Fax: (972) 3 562-2555

Stock Exchange Listing
Nasdaq SmallCap Market
Symbol: MTSL

Form 20-F
Copies of MTS's Annual Report on Form 20-F as filed with the Securities and Exchange Commission may be obtained by shareholders without charge upon written request to:
Mr. Yossi Brikman
MTS Ltd.
40 Aluf David Street
Ramat Gan 52232, Israel

In the US:
The Anne McBride Company, Inc.
630 Third Avenue, 5th Floor
New York, NY 10017
Tel: (1) 212 983-1702
Fax: (1) 212 983-1736

The Annual Meeting of Shareholders will be held on Friday, July 26, 2002 at 10:00am at the Company's offices, 40 Aluf David Street, Ramat Gan, Israel.

© All rights reserved to MER Telemanagement Solutions Ltd.
Rev. 05/02
Design & Production: **Studio Diana Churges**
Copywriter: **RC&C**
Printed in Israel

www.mtsint.com

MER Telemanagement Solutions Ltd.
[illegible]

MTS IntegraTRAK Inc.
[illegible]

MTS Asia Ltd.
[illegible]

TABS Brasil Ltda.
[illegible]



MER Telemanagement Solutions Ltd.

Item 2

MER TELEMANAGEMENT SOLUTIONS LTD.

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

Mer Telemanagement Solutions Ltd. Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 10:00 a.m. on July 26, 2002 at our offices at 40 Aluf David Street, Ramat-Gan, Israel.

The purpose of the meeting is to consider and vote upon the following matters:

1. The election of six directors for terms expiring in 2003;
2. Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young International, as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their compensation;
3. Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001; and
4. The transaction of any other business that may properly come before the meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,



Chaim Mer, Chairman

By Order of the Board of Directors
Yossi Brikman, Corporate Secretary
June 24, 2002

62

PROXY STATEMENT

This Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on July 26, 2002. Shareholders will be asked to vote upon: (i) the election of six directors; (ii) appointment of Kost Forer & Gabbay, a member of Ernst & Young International, as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their compensation; and (iii) consideration and receipt of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001. Our 2001 Annual Report to Shareholders, including our audited financial statements for the year ended December 31, 2001, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about June 24, 2002.

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to the Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

As of June 21, 2002, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 4,685,648 of our ordinary shares (excluding 197,100 shares held in treasury). Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative majority of the votes cast is required to elect each director and to approve each of the proposals to be presented at the Annual General Meeting.

A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Annual General Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Annual General Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding our ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

We have received indications from our principal shareholders, Mr. Chaim Mer, Mrs. Dora Mer and Mr. Isaac Ben-Bassat, that they presently intend to vote for all of the nominees for director and in favor of all of the proposals to be acted upon at the Annual General Meeting. As a result, these shareholders (holding approximately 58.4% of our issued and outstanding ordinary shares) will be able to elect all of the nominees for director and approve all of the aforementioned proposals.

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Annual General Meeting.

ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our Board of Directors proposes the election of Chaim Mer, Alon Aginsky, Isaac Ben-Bassat, Steven J. Glusband, Eitan Metuki and Jacob Reshef as directors, to hold office for one year until the 2003 Annual General Meeting and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors. The outside directors already serving on the Board, Dr. Yehoshua Gleitman and Prof. Nava Pliskin, who were appointed in July 2001 for three-year terms, will continue in office.

Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Chaim Mer, Alon Aginsky, Isaac Ben-Bassat, Steven J. Glusband, Eitan Metuki and Jacob Reshef.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position with the Company
Chaim Mer	54	Chairman of the Board
Alon Aginsky	39	Director
Isaac Ben-Bassat	48	Director
Steven J. Glusband	55	Director
Eitan Metuki	51	Director
Jacob Reshef	48	Director

Nominees For Election As Director For Terms Expiring In 2003

Chaim Mer has served as Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has been the President, Chief Executive Officer and Chairman of the Board of C. Mer Industries Ltd., or C. Mer, since 1988. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion Israel Institute for Technology.

Alon Aginsky has been a director since June 1996. Until April 1999, when he was appointed Manager of a newly formed large systems group of C. Mer, Mr. Aginsky served as our Vice President Marketing and Sales. He served as President of MTS Inc., our U.S.-based marketing subsidiary from 1990 until September 1996. Mr. Aginsky holds a B.A. degree in Business Administration from the New York Technology Institute.

Isaac Ben-Bassat has been a director since our inception in December 1995. He has been Executive Vice President and a director of C. Mer since 1988. Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion Israel Institute for Technology.

Steven J. Glusband has served as a director since August 1, 1996. Mr. Glusband has been a partner with Carter, Ledyard & Milburn, our U.S. counsel, since March 1987. Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Eitan Metuki has been a director since March 2000. Mr. Metuki also serves as a director of several venture capitals firms. He was our Secretary from our inception until March 2000 and was the Chief Financial Officer of C. Mer from October 1992 until March 2001. Mr. Metuki served as our acting Chief Financial Officer from December 1995 until January 1998. Mr. Metuki was the Chief Financial Officer of Golden Channels & Co., Israel's largest contractor for the Israeli cable TV networks, from 1988 until he joined C. Mer in October 1992. Mr. Metuki holds a B.A. degree in Economics and an M.A. degree in Occupational Studies from Tel Aviv University.

64

Jacob Reshef has been a director since January 2002. Currently and since September 2000, Mr. Reshef has served as Vice President of Business Development and the Managix Division of C. Mer Industries Ltd. From January 2000 to August 2000, he was general manager of H.O.M. Praha, a.s., a Tower Management company. Since September 2000, Mr. Reshef also serves as the chairman of the board of directors of Matrix J-RAP Ltd., a customer care and billing software reseller. From January 1998 to April 2000, he was a senior consultant and projects manager at Periscope Enterprising and Management Ltd. From 1978 through 1998, Mr. Reshef was a member of the Israeli Air Force. From August 1995 until January 1998, he served as the Head of Communications and Information Systems Division of the Israeli Air Force holding the rank of colonel. Mr. Reshef attended the Israeli Air Force Flight Academy and has a B.A. in Economics from Bar Ilan University, Ramat-Gan and an M.A. in Political Science, Strategic Studies and National Security from Haifa University.

The Board of Directors recommends a vote FOR the election of each nominee for Director named above.

Directors Continuing in Office

In addition to the aforesaid nominees, Dr. Yehoshua Gleitman and Prof. Nava Pliskin, who were appointed in July 2001 as outside directors to the Board of Directors, both for a three-year term, will continue to serve in office.

Dr. Yehoshua Gleitman has been an outside director since July 2001. Since March 2000, Dr. Gleitman has been Chief Executive Officer of SFKT, a company whose activities include venture capital management, finance and investments in high-tech and telecommunications. He was Chief Executive Officer of Ampal-American Israel Corporation from May 1997 and Managing Director of Ampal's Israeli wholly-owned subsidiaries and head of Ampal's Israeli operations from April 1, 1997 until his resignation in July 1999. From August 1996 until February 1997, he was Director General of the Israeli Ministry of Industry and Trade and was Chief Scientist at the Ministry of Industry and Trade from January 1993 through February 1997. From 1991 through 1992, he was the general Manager of AIMS Ltd., and in 1990-1991, was an advisor in charge of marketing and business for Ashtrom Ltd. Dr. Gleitman holds a Ph.D and an M.Sc. in Physical Chemistry and a B.Sc. from the Hebrew University of Jerusalem.

Prof. Nava Pliskin has been an outside director since July 2001. Prof. Pliskin has been an Associate Professor since 1995, in the areas of Information Systems and Information Technology, at the Department of Industrial Engineering and Management Ben-Gurion University in Israel. She has been affiliated with Ben-Gurion University in various positions since 1985, receiving tenure in 1992. In addition, she was a Thomas Henry Carroll Ford Foundation Visiting Associate Professor at the Harvard Business School in 1996-1997 and Visiting Faculty Member at Suffolk University 1989-1991. She has Ph.D. and S.M. degrees in Engineering and Applied Physics from Harvard University and a B. Sc. in Mathematics and Statistics from Tel Aviv University.

BOARD OF DIRECTORS AND COMMITTEES

Outside Directors

Under the Israeli Companies Law, 1999, public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors who must meet specified standards of independence. The outside directors may not have any economic relationship with us. Among other limitations, controlling shareholders of a company, 25% shareholders, and their relatives or employees cannot serve as outside directors. Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against the election of an outside director represent 1% or less of all of the voting rights in the company.

Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of

shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

The Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related-party transactions as required by law. An audit committee must consist of at least three members, and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. Our Board of Directors has formed an audit committee, which presently consists of Dr. Yehoshua Gleitman, Prof. Nava Pliskin and Mr. Eitan Metuki. The audit committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices.

Internal Auditor

The Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the board of directors at the recommendation of the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 31, 2002 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and nominee for director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Chaim Mer	2,090,978(3)(4)	43.7%
Alon Aginsky	20,333(5)	*
Isaac Ben-Bassat	689,214(6)	14.7%
Steven J. Glusband	10,000(7)	*
Eitan Metuki	10,000(5)	*
Jacob Reshef	—	—
Dr. Yehoshua Gleitman	—	—
Prof. Nava Pliskin	—	—
All directors and executive officers as a group (12 persons)	3,011,525(5)(8)	60%

* Less than 1%.

(1) Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all shares beneficially owned by them.

(2) The percentages shown are based on 4,685,648 ordinary shares (excluding 197,100 shares held in treasury) issued andoutstanding as of May 31, 2002.

(3) Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the holders of 236,021 ordinary shares, and are the beneficial owners of 1,744,453 ordinary shares through their controlling interest in Mer Ofekim Ltd., 11,539 shares through their controlling interest in Mer Services Ltd., 95 shares through their controlling interest in Mer & Co. (1982) Ltd. and 46 shares through their controlling interest in C. Mer Industries Ltd.

(4) Includes 98,824 shares issuable upon exercise of stock options.

(5) Subject to currently exercisable stock options.

(6) Includes 630,045 shares held by Ron Dan Investments Ltd., a corporation controlled by Mr. Ben-Bassat.

(7) Includes 9,000 shares subject to currently exercisable stock options.

(8) Includes 329,157 shares subject to currently exercisable stock options.

Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2001.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of fourteen (14 persons)	$1,057,887	$94,393

During the year ended December 31, 2001, we paid to each of our independent directors an annual fee of $8,400 and a per meeting attendance fee of $300.

As of December 31, 2001, our directors and executive officers as a group, consisting of 14 persons, held options to purchase an aggregate of 440,990 ordinary shares. All our executive officers work full time for us, except for Mr. Mer, who is employed on a part-time basis.

During the fiscal year ended December 31, 2001, the aggregate remuneration paid to all of our executive officers and directors as a group (14 persons) was approximately $1,152,280. In addition, we provided automobiles to our executive officers at our expense.

Stock Option Plans

1996 Stock Option Plan

Under our 1996 Stock Option Plan, as amended, options to purchase up to 400,000 ordinary shares may be granted to employees, officers and directors. Any options which are canceled or not exercised within the option period will become available for future grants. The 1996 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

The 1996 Plan is administered by the Board of Directors or an Option Committee, if one is appointed by the Board, which has the authority to determine the persons to whom options will be granted, the number of ordinary shares to be covered by each option, the time or times at which options will be granted or exercised, and the terms and provisions of the options. The exercise price of options granted under the 1996 Plan may not be less than 100% of the fair market value of our ordinary shares on the date of the grant in the case of incentive stock options and 75% in the case of options not designated as incentive stock options. Fair market value is the mean between the highest and lowest quoted selling prices on the

date of grant of our shares traded on Nasdaq or a stock exchange on which such shares are principally traded. According to the 1996 Plan, we may provide loans to employees to assist them in purchasing the shares upon exercise of an option on terms and conditions approved by the Board of Directors and subject to applicable law.

Options granted under the 1996 Plan will generally be exercisable under such circumstances as the Board or Option Committee determines. These options will not be transferable by an optionee other than by will or by laws of descent and distribution, and during an option holder's lifetime will be exercisable only by such option holder or by his or her legal representative. Options granted under the 1996 Plan will terminate at such time and under such circumstances as the Board or Option Committee determines.

During 2001, options to purchase an aggregate of 99,900 ordinary shares were granted under our 1996 Plan, at an average exercise price of $2.15 per share, and no options were exercised into ordinary shares. At December 31, 2001, there were 370,841 options outstanding at an average exercise price of $3.742 per share.

Section 102 Share Option Plan

Under our Section 102 Share Option Plan, as amended, options to purchase up to 1,500,000 ordinary shares may be granted to our Israeli employees. Any options which are canceled or not exercised within the option period will become available for future grants. The Section 102 Plan will terminate in 2006, unless earlier terminated by the Board of Directors.

The exercise prices of options granted under the Section 102 Plan are determined by the Board of Directors at the time of the grant, and the options so granted generally expire no later than ten years from the date of grant.

Pursuant to Section 102 of the Israel Income Tax Ordinance and the rules promulgated thereunder (including the requirement that the options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to the employee from the grant and exercise of options as well as from the allotment of ordinary shares under these options is deferred until the transfer of the options and/or ordinary shares to the employee's name or upon sale of those options and/or ordinary shares. We will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the Section 102 Plan at a price exceeding the exercise price, at such time as the related capital gains tax is payable by the employee.

During 2001, options to purchase an aggregate of 345,505ordinary shares were granted under our Section 102 Plan at an average exercise price of $2.05 per share and 4,000 options were exercised into ordinary shares, at an average exercise price of $2.50 per share. The exercise price for all of the grants was the fair market value on the date of grant. At December 31, 2001, there were 856,306 options outstanding under the Section 102 Plan at an exercise price of $3.742 per share.

Certain Transactions

Mrs. Dora Mer, the wife of Chaim Mer, provides ongoing legal services to us and receives a monthly retainer of $5,000. The conditions of retaining the services of Mrs. Mer were approved by our Board of Directors and by our Audit Committee.

Our subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK Inc., entered into an agreement with C. Mer, pursuant to which they distribute and supports certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

APPOINTMENT OF AUDITORS

(Item 2 on the Proxy Card)

Our Board of Directors first appointed Kost Forer & Gabbay, a member of Ernst & Young International, independent public accountants, as our auditors in 1996 and has reappointed the firm as

68

auditors since such time. As a result of Kost Forer & Gabbay's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that the firm has the necessary personnel, professional qualifications and independence to act as our auditors. The Board of Directors has again selected Kost Forer & Gabbay, a member of Ernst & Young International, as our auditors for the year 2002 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost Forer & Gabbay, a member of Ernst & Young International, shall be fixed by the Board according to the volume and nature of their services.

The following resolution will be offered by the Board of Directors at the Annual General Meeting:

"RESOLVED, that the appointment of Kost Forer & Gabbay, a member of Ernst & Young International, by our Board of Directors to conduct the annual audit of our financial statements for the year ending December 31, 2002, and to authorize the Board of Directors to fix their remuneration is ratified, confirmed and approved."

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost Forer & Gabbay, a member of Ernst & Young International, ceases to act as our auditors, the Board of Directors will appoint other independent public accountants as auditors.

The Board of Directors recommends a vote FOR the foregoing resolution.

RECEIVE AND CONSIDER THE AUDITOR'S REPORT, DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

(Item 3 on the Proxy Card)

At the Annual General Meeting, our Auditor's Report, Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Auditors' Report, Directors' Report and the Consolidated Financial Statements for the year ended December 31, 2001.

The Board of Directors recommends a vote FOR the consideration and receipt of the Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Annual General Meeting other than those specifically set forth in the Notice of the Annual General Meeting and knows of no matters to be brought before the Annual General Meeting by others. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

A COPY OF THE COMPANY'S 2001 ANNUAL REPORT ON FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO THOSE SHAREHOLDERS WHO WOULD LIKE MORE DETAILED INFORMATION CONCERNING THE COMPANY. TO OBTAIN A COPY, PLEASE WRITE TO: MR. YOSSI BRIKMAN, MER TELEMANAGEMENT SOLUTIONS LTD., 40 ALUF DAVID STREET, RAMAT-GAN 52232, ISRAEL

By Order of the Board of Directors,

Yossi Brikman
Secretary

Dated: June 24, 2002

Item 3

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Chaim Mer and Yossi Brikman, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 26, 2002 at 10:00 a.m. at the principal offices of the Company, 40 Aluf David Street, Ramat-Gan, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

(Continued, and to be signed and dated on the reverse side)

Please date, sign and mail your proxy card back as soon as possible!

Annual General Meeting of Shareholders
MER TELEMANAGEMENT SOLUTIONS LTD.

July 26, 2002

Please Detach and Mail in the Envelope Provided

A [X] Please mark your votes as in this example.

	FOR all nominees listed at right (except as marked to contrary at right)	WITHHOLD AUTHORITY to vote for all nominees listed at right.
(1) The election of six directors for terms expiring in 2003.	☐	☐

Nominees:
CHAIM MER
ALON AGINSKY
ISAAC BEN-BASSAT
STEVEN J. GLUSBAND
EITAN METUKI
JACOB RESHEF

INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name at right.

	FOR	AGAINST	ABSTAIN
(2) Ratification of the appointment of Kost Forer & Gabbay, a member of Ernst & Young International as our independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their compensation	☐	☐	☐
(3) Receipt and consideration of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31 2001.	☐	☐	☐

This proxy will be voted as specified above. In the absence of such specification, the shares represented by this proxy card will be voted for (i) the election of the six nominees for director and (ii) proposals 2 and 3 set forth above.

SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

Signature(s) ______________________ ______________________ Dated: ________, 2002
SIGNATURES, IF HELD JOINTLY

NOTE: (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER Telemanagement Solutions Ltd.
(Registrant)

By: 
Shai Levanon, President and Chief Executive Officer

1036631.1